SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FINAL AMENDMENT
                                       TO
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           BANKATLANTIC BANCORP, INC.
                            (NAME OF SUBJECT COMPANY)

                      BANKATLANTIC BANCORP, INC., (ISSUER)
                            (NAME OF FILING PERSONS)

               5.625% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2007
                         (TITLE OF CLASS OF SECURITIES)

                                    065908AC9
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  ALAN B. LEVAN
                             CHIEF EXECUTIVE OFFICER
                           BANKATLANTIC BANCORP, INC.
                           1750 EAST SUNRISE BOULEVARD
                         FORT LAUDERDALE, FLORIDA 33304
                                 (954) 760-5000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                    PLEASE SEND COPIES OF ALL COMMUNICATIONS
                                      TO:

                             ALISON W. MILLER, ESQ.
                         STEARNS WEAVER MILLER WEISSLER
                           ALHADEFF & SITTERSON, P.A.
                       150 WEST FLAGLER STREET, SUITE 2400
                              MIAMI, FLORIDA 33130

                          -----------------------------

                   CALCULATION OF FILING FEE: PREVIOUSLY PAID

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

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[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

                             INTRODUCTORY STATEMENT

         BankAtlantic Bancorp, Inc. (the "Company") hereby amends and supplements its Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission by the Company on January 28, 2000, in connection with a tender offer (the "Tender Offer") by the Company to purchase up to $25 million aggregate principal amount of its 5.625% Convertible Subordinated Debentures due 2007 (the "Debentures") on the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1) and (a)(2) to the Statement. This is the Final Amendment to the Statement and is being filed to report the results of the Tender Offer.

         The Tender Offer commenced on January 28, 2000 and expired by its terms at 5:00 p.m., New York City time, on February 29, 2000. Debentures were validly tendered pursuant to the Tender Offer in an aggregate principal amount of $60,272,000 based upon a final count by U.S. Bank Trust National Association, the Depositary for the Tender Offer. The Company has accepted for payment $25 million aggregate principal amount of Debentures in accordance with the terms of the Tender Offer. Accordingly, all tenders of Debentures are subject to proration in accordance with the terms of the Tender Offer and the Company will purchase approximately 41.48% of the Debentures tendered from all tendering Debenture holders on a pro rata basis. The purchase price for the Debentures is $750 per $1,000 principal amount of Debentures, plus accrued and unpaid interest from December 1, 1999 up to, but not including, the date of payment.

ITEM 12.         EXHIBITS.

(a)(1)           Offer to Purchase dated January 28, 2000.*

(2)              Form of Letter of Transmittal.*

(3)              Notice of Guaranteed Delivery.*

(4)              Form of Letter to Holders of Debentures.*

(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(6)              Form of Letter to Clients.*

(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(8)              Press Release, dated January 28, 2000.*

(9)              Press Release, dated March 1, 2000.**

(b) Indenture with respect to the Company's Subordinated Investment Notes (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-3, filed with the Securities and Exchange Commission on December 20, 1999).

(d)              Not applicable.

(g)              Not applicable.

(h)              Not applicable.

*        Previously filed.
**       Filed herewith.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            BANKATLANTIC BANCORP, INC.



                                            /S/ Alan B. Levan
                                            ------------------------------------
                                            Name: Alan B. Levan
                                            Title: Chief Executive Officer


Dated:   March 1, 2000

                                INDEX TO EXHIBITS

EXHIBIT NO.                DESCRIPTION OF EXHIBIT

(9)(a)                     Press Release, dated March 1, 2000.